Mail Stop 4561
      						February 8, 2007


Robert Bornhoft
The Frontier Fund
c/o Equinox Fund Management, LLC
1660 Lincoln Street, Suite 100
Denver, CO  80264

Re:	The Frontier Fund
	Registration Statement on Form S-1
      Filed January 26, 2007
      File No. 333-140240

Dear Mr. Bornhoft:

      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General
1. Please amend the registration statement to identify each of the series offering units as a co-registrant. Please include any series offering units pursuant to the related registration statements identified on the cover page of this registration statement pursuant to Rule 429. In addition, please tell us how each series will comply with the registration and reporting obligations of Section 12(g) of the Exchange Act.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Michael McTiernan at 202-551-3852 or me at 202-
551-3780 with any other questions.

      Sincerely,



      Karen J. Garnett
      Assistant Director


cc:	Michael F. Griffin, Esq. (via facsimile)
Robert Bornhoft
The Frontier Fund
February 8, 2007
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